Exhibit 1.1

AU Optronics Corp.

Articles of Incorporation

Chapter 1: General Provisions

Article 1

The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company's English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1. 1.	CC01080	Electronic parts and components manufacturing business
2. 2.	F119010	Electronic material wholesale business (for operations outside the Science Park only)
3. 3.	CC01030	Electronic appliances and AV electronics products manufacturing business (for operations within Central Taiwan Science Park only)

To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems
(2)	Liquid crystal display and related systems
(3)	Organic light emitting diodes and related systems
(4)	Amorphous silicon photo sensor device parts and components
(5)	Thin film photo diode sensor device parts and components
(6)	Thin film transistor photo sensor device parts and components
(7)	Touch imaging sensors
(8)	Full color active matrix flat panel displays
(9)	Field emission displays
(10)	Single crystal liquid crystal displays
(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
(13)	The simultaneous operation of a trade business relating to the Company's business

The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

The total amount of the Company's investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2: Shares

Article 5

The total capital of the Company is Ninety Billion New Taiwan Dollars (NT$90,000,000,000), divided into Nine Billion (9,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.

A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3: Shareholders' Meetings

Article 8

Shareholders' meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders' meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder's seal on the proxy form for the representative to be present on such shareholder's behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.

Chapter 4: Board of Directors and Audit Committee

Article 10

The Company shall have seven to nine directors elected at shareholders' meetings and the person to be elected must have legal competence. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the board of directors.

The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

Article 10-1

Pursuant to the Article 14-2 of the Securities and Exchange Act, the Company shall have 3 independent directors on the Board. The independent directors shall be nominated under the Candidate Nomination System, and be elected at shareholders’meeting among the nominees listed in the roster of independent director candidates. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination, and other matters with respect to independent directors shall be in compliance with the laws and regulations prescribed by the competent authority.

Article 10-2

Pursuant to Article 14-4 of the Securities and Exchange Law, the Company shall have the audit committee which shall be composed of all independent directors . The first term of audit committee shall be established on the date on which the first term of independent directors are elected in accordance with Article 10-1. Commencing from the date on which the audit committee is established, the provisions relating to supervisors in Article 10 shall cease to be applied. The term of office of the elected supervisors shall expire on the date on which the provisions relating to supervisors in Article 10 shall cease to be applied.

Article 11

The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5: President & Vice Presidents

Article 13

The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6: Accounting

Article 14

After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of surplus or recovery of loss. The above documents shall be audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their acceptance.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company's legal reserve and a certain amount shall be allocated as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance shall be distributed as follows:

1.  employee bonus: not less than 5%;
2.  remuneration of directors: no more than 1%; and
3.  all or a portion of the remaining balance shall be distributed as shareholders' dividends.

The Company's dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company's current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders' interest, maintenance of a balanced dividend and the Company's long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders' meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Chapter 7: Supplementary Articles

  Article 16

With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.
The second amendment was made on September 15, 1997.
The third amendment was made on April 23, 1998.
The fourth amendment was made on April 23, 1999.
The fifth amendment was made on March 9, 2000.
The sixth amendment was made on May 10, 2001.
The seventh amendment was made on May 10, 2001.
The eighth amendment was made on October 17, 2001.
The ninth amendment was made on May 21, 2002.
The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.